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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              (AMENDMENT NO. 1)(1)


                                Kitty Hawk, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    498326206
                                 --------------
                                 (CUSIP Number)



         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 20, 2007
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 5 pages

----------

         (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 498326206                  13D/A                           PAGE 2 OF 5

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                                   ###-##-####

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)    [_]
                                                      (b)    [_]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          PF-OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR  2(E)                                [_]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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           NUMBER OF             7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    9,980,871
           OWNED BY
             EACH                -----------------------------------------------
           REPORTING
            PERSON               8       SHARED VOTING POWER
             WITH
                                         2,989,842

                                 -----------------------------------------------

                                 9       SOLE DISPOSITIVE POWER

                                         9,980,871

                                 -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER

                                         2,989,842

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,970,713

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                             [_]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.7%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN-IA-OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5

                                 SCHEDULE 13D/A

ITEM 1. SECURITY AND ISSUER

       This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated November 23, 2005, as amended (the "Statement"), relating to the common stock, par value $.000001 per share (the "Shares") of Kitty Hawk, Inc. (the "Company"). The Company has its principal executive offices at 1515 West 20th Street, P.O. Box 612787, Dallas/Fort Worth International Airport, TX 75261. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 4. Purpose of the Transaction

       Item 4 of the Statement is hereby amended by adding at the end thereof the following:

       The Shares covered by this Schedule 13D were acquired for investment purposes. Miller has decided that it would be in his best interest, and those of other stockholders, to take actions that may influence the business strategies and operations of the Company, including by discussion with the Company and by recommendation of candidates for the Board of Directors of the Company. Miller recommended Alan Howe ("Howe"), Vice President of Strategic and Wireless Business Development for Covad Communications, Inc., to the Board of Directors of the Company. Howe was subsequently appointed by the Company to the Board of Directors. In addition, Miller supports the implementation of a leadership transition plan for the Company, such as the leadership transition plan announced by the Company on April 24, 2007. Miller is examining all of his options with respect to the possibility of taking actions that he believes will enhance stockholder value. Such actions could relate to or result in one or more of the matters referenced to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       Item 5 of the Statement is hereby amended and restated in its entirety as follows:

       (a) Mr. Miller may be deemed to beneficially own 12,970,713 Shares (21.7% of the outstanding Shares, based on (i) 53,301,063 Shares outstanding pursuant to information received from the Company, (ii) 1,219,512 warrants to purchase Shares beneficially owned by Miller and (iii) 5,000 shares of Series B Convertible Preferred Stock (currently convertible into 5,206,163 Shares) beneficially owned by Miller). As of the date hereof, 2,739,842 of such beneficially owned Shares are owned of record by Trust A-4; 250,000 of such beneficially owned Shares are owned of record by Trust C; 709,343 of such beneficially owned Shares are owned of record by Milfam I L.P.; 5,256,676 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes 487,805 warrants to purchase Shares and 2,000 shares of Series B Convertible Preferred Stock which is currently convertible into 2,082,465 shares of Company's common stock); 30,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 32,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA and 3,952,852 of such beneficially owned Shares are owned of record by Miller directly (total includes 731,707 warrants to purchase Shares and 3,000 shares of Series B Convertible Preferred Stock which is convertible into 3,123,698 shares of Company's common stock).
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                                                                     Page 4 of 5

       (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., Alexandra UGMA, Lloyd IV UGMA and Miller directly.

       (c) The following table details the purchase of Shares effected by Miller during the past 60 days:

--------------------------------------------------------------------------------

                              LLOYD I. MILLER, III

--------------------------------------------------------------------------------

Date of Transaction               Purchase                      Price Per Share

--------------------------------------------------------------------------------

  April 2, 2007                    97,447                              *

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                 MILFAM II L.P.

--------------------------------------------------------------------------------

Date of Transaction               Purchase                      Price Per Share

--------------------------------------------------------------------------------

  April 2, 2007                    64,964                              **

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         * On April 2, 2007, the company issued Miller shares of common stock in lieu of payment of a cash dividend on Miller's shares of Series B Preferred
Stock.

         ** On April 2, 2007, the company issued Milfam II L.P. shares of common stock in lieu of payment of a cash dividend on Milfam II L.P. shares of Series B Preferred Stock.

         (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

       (e) Not Applicable.

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                                                                     Page 5 of 5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                          By: /s/ Lloyd I. Miller, III
                                              ------------------------
                                              Lloyd I. Miller, III